        CUSIP NO.  952145100                                                      13G                                                         Page 1 of 7

                                                                                   UNITED STATES

                                                              SECURITIES AND EXCHANGE COMMISSION

                                                                              Washington, D.C. 20549

                                                                                    SCHEDULE 13G

                                                                 Under the Securities Exchange Act of 1934

                                                                                  (Amendment No.  )*

                                                                             WEST COAST BANCORP

                                                                                    (Name of Issuer)

                                                                                     Common Stock

                                                                            (Title of Class of Securities)

                                                                                        952145100

                                                                                    (CUSIP Number)

                                                                                  December 31, 2010

                                                        (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]    Rule 13d‑1(b)

          [ ]     Rule 13d‑1(c)

          [ ]     Rule 13d‑1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of

          Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        CUSIP NO.  952145100                                                      13G                                                         Page 2 of 7

          1.        NAMES OF REPORTING PERSONS.

                     Franklin Mutual Advisers, LLC

          2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                     (a)

                     (b)  X

          3.        SEC USE ONLY

          4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                     5.        SOLE VOTING POWER

                                (See Item 4)

                     6.        SHARED VOTING POWER

                                (See Item 4)

                     7.        SOLE DISPOSITIVE POWER

                                (See Item 4)

                     8.        SHARED DISPOSITIVE POWER

                                (See Item 4)

          9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     8,535,000[1]

          10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                     CERTAIN SHARES [ ]

          11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     8.9%

          12.      TYPE OF REPORTING PERSON

                     IA, OO (See Item 4)

[1] FMA also has attributed to it ownership of: (i) 8,782 shares of Series B Mandatorily Convertible Participating Preferred Stock (“Series B Preferred Stock”), which is convertible into 439,100 shares of Common Stock, if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering and (ii) Class C Warrants, which are exercisable for 50,000 shares of Series B Preferred Stock that would be convertible into 2,500,000 shares of Common Stock if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering.  Since FMA does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.

        CUSIP NO.  952145100                                                      13G                                                         Page 3 of 7

          Item 1.

          (a)        Name of Issuer

                      WEST COAST BANCORP

          (b)        Address of Issuer's Principal Executive Offices

                      5335 Meadows Road, Suite 201

                      Lake Oswego, OR 97035

          Item 2.

          (a)        Name of Person Filing

                      Franklin Mutual Advisers, LLC

          (b)        Address of Principal Business Office or, if none, Residence

                      101 John F. Kennedy Parkway

                      Short Hills, NJ 07078‑2789

          (c)        Citizenship

                      Delaware

          (d)        Title of Class of Securities

                      Common Stock

          (e)        CUSIP Number

                      952145100

        CUSIP NO.  952145100                                                      13G                                                         Page 4 of 7

          Item 3.      If this statement is filed pursuant to §§240.13d‑1(b) or 240.13d‑2(b) or (c), check whether the person filing is a:

                          (a)  [ ] Broker or dealer registered under section 15 of the Act (15     U.S.C.

                                    78o).

                          (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                          (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.

                                    78c).

                          (d)  [ ] Investment company registered under section 8 of the Investment Company Act of

                                    1940 (15 U.S.C 80a ‑8).

                          (e)  [X] An investment adviser in accordance with §240.13d‑1(b)(1)(ii)(E);

                          (f)   [ ] An employee benefit plan or endowment fund in accordance with

                                    §240.13d‑1(b)(1)(ii)(F);

                          (g)  [ ] A parent holding company or control person in accordance with

                                    §240.13d‑1(b)(1)(ii)(G);

                          (h)  [ ] A savings associations as defined in Section 3(b) of the Federal Deposit

                                    Insurance Act (12 U.S.C. 1813);

                          (i)   [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

                                    (15 U.S.C. 80a‑3);

                          (j)   [ ] A non‑U.S. institution in accordance with §240.13d‑1(b)(ii)(J);

                          (k)  [ ] Group, in accordance with §240.13d‑1(b)(1)(ii)(K).

                          If filing as a non‑U.S. institution in accordance with §240.13d‑1(b)(1)(ii)(J), please specify the type of institution

          Item 4.      Ownership

          The securities reported herein (the “Securities”) are beneficially owned by one or more open‑end investment companies or other managed accounts which, pursuant to investment management contracts, are managed by Franklin Mutual

          Advisers, LLC ("FMA"), an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Such investment management contracts grant to FMA all investment and voting power over the securities owned by such investment management clients.  Therefore, FMA may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owner of the Securities.

          Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34‑39538 (January 12, 1998) relating to organizations,

          such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI

          (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

          Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal

          Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities.  In addition, the filing of this

          Schedule 13G on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d‑3, of any of the Securities.

        CUSIP NO.  952145100                                                      13G                                                         Page 5 of 7

          Furthermore, FMA believes that it is not a "group" with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d‑5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FMA or the FRI affiliates provide investment management services.

(a)	Amount beneficially owned:

8,535,000

(b)	Percent of class:

8.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

	Franklin Mutual Advisers, LLC:	8,535,000

(ii)	Shared power to vote or to direct the vote

0
(iii)
Sole power to dispose or to direct the disposition of

	Franklin Mutual Advisers, LLC:	8,535,000

(iv)	Shared power to dispose or to direct the disposition of

0

          Item 5.      Ownership of Five Percent or Less of a Class

                          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

          Item 6.      Ownership of More than Five Percent on Behalf of Another Person

                          The clients of Franklin Mutual Advisers, LLC, including investment companies registered under the

                          Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the Securities.

                          Mutual Shares Fund, a series of Franklin Mutual Series Funds, an investment company registered under the Investment company Act of 1940, has an interest in 7,346,200 shares, or 7.6%, of the class of securities reported herein.

          Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By

                          the Parent Holding Company

                          Not Applicable

          Item 8.      Identification and Classification of Members of the Group

                          Not Applicable

          Item 9.      Notice of Dissolution of Group

                          Not Applicable

        CUSIP NO.  952145100                                                      13G                                                         Page 6 of 7

          Item 10.      Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          Exhibits:

           Exhibit A        Joint Filing Agreement

                                                                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:         March 2, 2011

          Franklin Mutual Advisers, LLC

          Franklin Mutual Series Funds on behalf of

                  Mutual Shares Fund

          By:         /s/BRADLEY D. TAKAHASHI

                        _________________________

                         Bradley D. Takahashi

                         Vice President of Franklin Mutual Advisers, LLC

                         Assistant Secretary of Franklin Mutual Series Funds

CUSIP NO.  952145100                                                              13G                                                         Page 7 of 7

           EXHIBIT A

           JOINT FILING AGREEMENT

          In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned have executed this agreement on

          March 2, 2011.

          Franklin Mutual Advisers, LLC

          Franklin Mutual Series Funds on behalf of

                  Mutual Shares Fund

          By:           /s/BRADLEY D. TAKAHASHI

                         ________________________

                          Bradley D. Takahashi

                          Vice President of Franklin Mutual Advisers, LLC

                         Assistant Secretary of Franklin Mutual Series Funds